Exhibit 99.1

Baozun Announces Results of Annual General Meeting of Shareholders

SHANGHAI, June 17, 2026 /PRNewswire/ -- Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) ("Baozun", the "Company" or the "Group"), a leading brand e-commerce solution provider and digital commerce enabler in China, today announced the results of its Annual General Meeting of Shareholders ("AGM"). For details, please refer to the poll results announcement of the Company dated June 16, 2026 published on the websites of the Hong Kong Stock Exchange and the Company. This announcement will also be furnished as an exhibit to a Form 6-K to be filed with the U.S. Securities and Exchange Commission.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "confident," "potential," "continues," "ongoing," "targets," "guidance," "going forward," "looking forward," "outlook" or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun's filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. Baozun Inc. comprises three major business lines – Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that "Technology Empowers the Future Success", Baozun's business lines are devoted to empowering their clients' business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.
Ms. Wendy Sun
Email: ir@baozun.com